Exhibit (a)(1)(ii)

Offer to Purchase

CPG CARLYLE COMMITMENTS FUND, LLC
660 Fifth avenue
New York, New York 10103

OFFER TO PURCHASE UP TO $140,000,000 IN OUTSTANDING
CLASS A UNITS AND CLASS I UNITS AT NET ASSET VALUE
DATED FEBRUARY 18, 2025

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY
ON WEDNESDAY, MARCH 19, 2025, AT 12:00 MIDNIGHT, NEW YORK TIME,
UNLESS THE OFFER IS EXTENDED

If you do not want to sell your Units at this time, please disregard this offer to purchase referred to below. This is simply notification of the Fund's tender offer.

To the Investors of CPG Carlyle Commitments Fund, LLC:

CPG Carlyle Commitments Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase on the terms and conditions set forth in this offer to purchase (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer") up to $140,000,000 of Class A Units and Class I Units, in the aggregate, pursuant to tenders by investors at a price equal to their net asset value as of March 31, 2025, less any Early Repurchase Fee (as defined below). (As used in this Offer, the term "Unit," or "Units," as the context requires, shall refer to the Class A and Class I units of beneficial interest of the Fund representing beneficial interests in the Fund.) If the Fund elects to extend the tender period for any reason beyond March 31, 2025, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Second Amended and Restated Limited Liability Company Agreement, dated March 16, 2017 (the "LLC Agreement").

Investors should realize that the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between November 30, 2024 (the most recent date as of which net asset value is available) and March 31, 2025, when the value of the Units tendered to the Fund will be determined for purposes of calculating the purchase price of such Units. Tendering investors should also note that although the tender offer expires on March 19, 2025, they remain investors in the Fund until March 31, 2025, when the net asset value of their Units is calculated. The Fund determines the net asset value at least monthly based on the carrying amount (i.e., book value) of CPG Carlyle Commitments Master Fund, LLC's (the "Master Fund") interest in the underlying investment funds in which the Master Fund invests, as determined by reference to the most recent balance sheet, statement of capital account or other valuation provided by the investment fund managers, as of or prior to the relevant valuation date; provided, that such values will be adjusted for any other relevant information available at the time the Master Fund values its portfolio, including capital activity and material events occurring between the reference dates of the underlying investment fund managers' valuations and the relevant valuation date. Any tendering investors that wish to obtain the most current net asset value of their Units on this basis should contact Central Park Advisers, LLC at (212) 317-9200.

Investors desiring to tender their Units of the Fund in accordance with the terms of the Offer should complete, sign and return the enclosed Letter of Transmittal in the manner set forth below.

IMPORTANT

Neither the Fund, nor Central Park Advisers, LLC, the investment adviser of the Fund (the "Adviser"), nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Units. Investors must make their own decisions whether to tender Units, and, if so, how many Units to tender.

Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to SS&C ALPS Retail Alternatives Group:

Regular Mail:	Overnight Delivery:

SS&C ALPS Retail Alternatives Group Central Park Group P.O. Box 219300 Kansas City, Missouri 64121-9300	SS&C ALPS Retail Alternatives Group Central Park Group 430 West 7th Street, Suite 219300 Kansas City, Missouri 64105-1407

For additional information:
Phone: (212) 317-9200
Fax: (833) 216-6152

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	7

3.	Amount of Tender	10

4.	Procedure for Tenders	11

5.	Withdrawal Rights	12

6.	Purchases and Payment	12

7.	Certain Conditions of the Offer	13

8.	Certain Information About the Fund	14

9.	Certain U.S. Federal Income Tax Consequences	15

10.	Tax Basis Methodology	19

11.	Miscellaneous	19

Summary Term Sheet

●	As we said in your Fund's offering documents, we will buy your Units at their aggregate net asset value, less any Early Repurchase Fee (as defined below). The net asset value per Unit of a class is equal to the value of the Fund's assets attributable to such class minus the Fund's liabilities attributable to that class divided by the number of outstanding Units of that class. This Offer will remain open until the end of the day on March 19, 2025, at 12:00 midnight, New York time (the "Tender Offer Termination Date"). Net asset value will be calculated for this purpose on March 31, 2025 (the “Valuation Date”).

●	The Fund invests substantially all of its assets in the Master Fund, a separate Delaware limited liability company also registered under the 1940 Act as a non-diversified, closed-end management investment company. The Master Fund has the same investment objective and identical investment policies as those of the Fund. In light of the master-feeder investment structure, to satisfy tender requests, the Fund will seek to liquidate a portion of its investment in the Master Fund pursuant to a separate tender offer conducted contemporaneously by the Master Fund.

●	You may tender some or all of your Class A Units and/or Class I Units. Investors who tender Units prior to holding such Units for at least one year will be subject to an early repurchase fee, payable to the Fund, of 2% of the net asset value of such Units repurchased by the Fund (the "Early Repurchase Fee").

●	Repurchases of Units by the Fund will be paid as promptly as practicable after the applicable Valuation Date. The Fund expects that full payment of the amounts tendered will be made approximately 35 days following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts may affect the payment period.

●	An investor tendering for repurchase less than all of its Units must maintain an account balance of at least $25,000 after the repurchase is effected. If an investor tenders an amount of Units that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Units of the Fund.

●	If the Offer is oversubscribed by investors who tender Units, the Fund may extend the repurchase offer period and increase the amount of Units that it is offering to purchase, repurchase a pro rata portion of the Units tendered or take any other action permitted by applicable law.

●	Although the amounts required to be paid by the Fund generally will be paid in cash, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect units of underlying investment funds as well as other illiquid securities, to investors on a pro rata basis. The receipt by an investor of an in-kind distribution of a security carries the risk that the investor may not be able to dispose of the security for an indeterminate period of time and only with the consent of a third party, as well as the risk that the distributed security may be very difficult to value. The Fund may exercise this option in the extraordinary event that the Board of Directors of the Fund (the "Board") determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. It is not presently anticipated, however, that the option will be exercised by the Fund.

●	Following this summary is a formal notice of our offer to purchase your Units. Our offer remains open to you until the end of the day on the Tender Offer Termination Date. Until this time, you have the right to change your mind and withdraw your Units from consideration for purchase. If we do not accept your Units by the end of the day on the Tender Offer Termination Date, you may still withdraw your Units at any time after that date, so long as your offer has not been accepted.

●	If you would like us to purchase your Units, you should complete, sign and return a Letter of Transmittal, enclosed with our offer, in the manner set forth in the enclosed Cover Letter and Letter of Transmittal, so that it is received before the end of the day on the Tender Offer Termination Date. Of course, the net asset value of the Fund (and, therefore, the net asset value of the Units held by each investor) is likely to change between the Tender Offer Termination Date, which is March 19, 2025 and March 31, 2025, when the value of your Units will be determined for purposes of calculating your purchase price. The net asset value of your Units is determined at least monthly and may be determined more frequently.

●	If you would like to obtain the most current net asset value of your Units, you may contact Central Park Advisers, LLC at (212) 317-9200.

●	Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend or postpone this Offer at any time before the end of the day on the Tender Offer Termination Date. Also realize that although the tender offer expires on March 19, 2025, tendering investors remain investors in the Fund until March 31, 2025, when the net asset value of their Units is calculated.

●	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal. To assure good delivery, please send the Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund.

1.            Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Units as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, dated April 1, 2024, as amended and restated or supplemented from time to time (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each investor in advance of subscribing for Units, provide that the Directors have the discretion to determine whether the Fund will repurchase Units from investors from time to time pursuant to written tenders. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Units as contemplated in the Confidential Memorandum and the LLC Agreement.

The purchase of Units pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Units. A reduction in the aggregate assets of the Fund may result in investors who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

The Offer may be terminated in the event that the independent Directors of the Fund determine to liquidate the Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's portfolio in accordance with the Fund's Confidential Memorandum, and the projected aggregate expense ratio of the Fund following consummation of the Offer.

Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Units from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

2.            Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $140,000,000 of those outstanding Units that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the end of the day on the Tender Offer Termination Date. The purchase price of a Unit tendered will be its net asset value as of the close of business on the Valuation Date or, if the Fund elects to extend the tender period beyond the Valuation Date, the purchase price of a Unit tendered will be its net asset value as of the close of business on the last business day of the month in which the tender offer actually expires, payable as set forth in Section 6 and, in each case, less any Early Repurchase Fee. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The table below shows, for Class A Units and Class I Units, the net asset value, as of November 30, 2024, of an initial contribution of $250,000 made as of the dates on which initial investments in the Fund were accepted:

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of November 30, 2024	as of November 30, 2024
June 2013	$557,368	N/A
July 2013	$547,047	$585,591
August 2013	$523,559	$560,344
September 2013	$517,087	$553,142
October 2013	$516,129	$551,841
November 2013	$505,821	$540,550
December 2013	$496,804	$530,646
January 2014	$487,926	$520,915
February 2014	$491,763	$524,738
March 2014	$484,486	$516,715
April 2014	$483,343	$515,237
May 2014	$480,870	$512,343
June 2014	$479,123	$510,227
July 2014	$472,953	$503,412
August 2014	$475,433	$505,792
September 2014	$470,260	$500,040
October 2014	$472,538	$502,208
November 2014	$471,153	$500,486
December 2014	$471,573	$500,683
January 2015	$464,242	$492,652
February 2015	$463,706	$491,836
March 2015	$455,046	$482,414
April 2015	$452,778	$479,768
May 2015	$447,329	$473,755
June 2015	$444,062	$470,060
July 2015	$437,889	$463,295
August 2015	$437,889	$463,065
September 2015	$442,323	$467,519
October 2015	$450,378	$475,793
November 2015	$446,208	$471,153
December 2015	$447,854	$472,654
January 2016	$452,276	$477,084
February 2016	$454,219	$478,892
March 2016	$452,846	$477,208
April 2016	$452,930	$477,056
May 2016	$453,268	$477,173
June 2016	$453,432	$477,107
July 2016	$449,189	$472,405
August 2016	$444,350	$467,085
September 2016	$442,970	$465,400

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of November 30, 2024	as of November 30, 2024
October 2016	$433,780	$455,519
November 2016	$434,071	$455,595
December 2016	$429,980	$451,078
January 2017	$424,678	$445,291
February 2017	$422,891	$443,197
March 2017	$421,909	$441,945
April 2017	$409,638	$428,877
May 2017	$406,413	$425,288
June 2017	$406,484	$425,150
July 2017	$392,007	$409,804
August 2017	$391,803	$409,384
September 2017	$391,254	$408,608
October 2017	$384,377	$401,225
November 2017	$382,272	$398,827
December 2017	$377,618	$393,773
January 2018	$371,388	$387,085
February 2018	$369,696	$385,128
March 2018	$372,463	$387,838
April 2018	$371,757	$386,911
May 2018	$365,598	$380,314
June 2018	$365,469	$379,988
July 2018	$364,094	$378,371
August 2018	$359,598	$373,514
September 2018	$360,446	$374,208
October 2018	$362,021	$375,655
November 2018	$361,663	$375,095
December 2018	$360,338	$373,535
January 2019	$359,679	$372,664
February 2019	$358,171	$370,918
March 2019	$357,389	$369,924
April 2019	$359,219	$371,631
May 2019	$358,544	$370,748
June 2019	$359,656	$371,712
July 2019	$353,698	$365,375
August 2019	$356,487	$368,071
September 2019	$357,629	$369,060
October 2019	$355,378	$366,549
November 2019	$352,362	$363,259
December 2019	$348,247	$358,830
January 2020	$348,665	$359,067

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of November 30, 2024	as of November 30, 2024
February 2020	$351,052	$361,346
March 2020	$354,545	$364,753
April 2020	$392,079	$403,121
May 2020	$394,170	$405,072
June 2020	$392,405	$403,025
July 2020	$378,372	$388,423
August 2020	$373,693	$383,459
September 2020	$372,867	$382,420
October 2020	$360,266	$369,318
November 2020	$358,639	$367,465
December 2020	$355,484	$364,053
January 2021	$327,318	$335,056
February 2021	$326,453	$334,003
March 2021	$325,241	$332,575
April 2021	$303,895	$310,596
May 2021	$298,426	$304,856
June 2021	$296,765	$303,009
July 2021	$283,299	$289,123
August 2021	$280,210	$285,825
September 2021	$279,317	$284,773
October 2021	$272,092	$277,257
November 2021	$271,082	$276,078
December 2021	$248,708	$253,164
January 2022	$266,746	$271,391
February 2022	$267,691	$272,200
March 2022	$267,229	$271,598
April 2022	$261,270	$265,429
May 2022	$265,262	$269,360
June 2022	$267,006	$271,005
July 2022	$261,363	$265,145
August 2022	$262,437	$266,109
September 2022	$258,345	$261,829
October 2022	$257,658	$261,017
November 2022	$258,415	$261,652
December 2022	$238,858	$241,741
January 2023	$257,938	$260,910
February 2023	$255,841	$258,660
March 2023	$258,714	$261,432
April 2023	$259,726	$262,323
May 2023	$258,167	$260,618

	Net Asset Value	Net Asset Value
Month Initial	of Class A Units	of Class I Units
Contribution Made	as of November 30, 2024	as of November 30, 2024
June 2023	$257,560	$259,877
July 2023	$248,558	$250,673
August 2023	$250,767	$252,780
September 2023	$252,970	$254,872
October 2023	$250,687	$252,446
November 2023	$250,021	$251,651
December 2023	$248,226	$249,720
January 2024	$244,848	$246,199
February 2024	$245,837	$247,071
March 2024	$247,843	$248,962
April 2024	$245,979	$246,967
May 2024	$245,378	$246,240
June 2024	$247,599	$248,344
July 2024	$242,908	$243,518
August 2024	$242,424	$242,913
September 2024	$243,213	$243,582
October 2024	$241,360	$241,605
November 2024	$252,450	$252,575

As of the close of business on November 30, 2024, the net asset value per Unit of the Class A Units and Class I Units was $14.46 and $31.68, respectively. As of the close of business on November 30, 2024, the aggregate net asset value of the Fund was $1,048,244,317.90. The Fund determines its net asset value at least monthly and may determine its net asset value more frequently. Investors may obtain the most current information regarding the net asset value of their Units by contacting Central Park Advisers, LLC at (212) 317-9200. Of course, the net asset value of the Fund (and therefore the net asset value of the Units held by each investor) likely will change between November 30, 2024 and March 31, 2025, when the value of the Units tendered by investors will be determined for purposes of calculating the purchase price of such Units and the time that investors will cease to be investors in the Fund.

3.            Amount of Tender. Subject to the limitations set forth below, investors may tender all or some of their Units. However, if an investor does not tender all of such investor's Units, the investor's remaining account balance (i.e., the investor's account balance determined as of November 30, 2024, less the dollar amount of the investor's tender) must be equal to at least $25,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between November 30, 2024 and March 31, 2025, your remaining account balance as of March 31, 2025, net of the amount of any tender you have made, is below $25,000, the Fund will not reduce the amount of your tender. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount or number of Units being tendered.

If the amount of the Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $140,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $140,000,000 of Units are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept any additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered on or before the Tender Offer Termination Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. Based on the November 30, 2024 net asset value of the Fund, Ruth S. Goodstein, one of the Fund's Directors and a Vice President of the Fund, Michael Mascis, the Fund's Principal Executive Officer, and Alex Lee, a Vice President of the Fund beneficially own Units with net asset values of $179,399.76, $220,847.99 and $121,262.95, respectively, and do not intend to tender in the Offer.

4.            Procedure for Tenders. Investors wishing to tender Units pursuant to the Offer should complete, sign and return a Letter of Transmittal in the manner set forth in the enclosed Cover Letter and Letter of Transmittal. The completed and executed Letter of Transmittal must be received no later than the Tender Offer Termination Date. The Fund recommends that all documents be submitted by certified mail, return receipt requested, overnight delivery or facsimile transmission.

If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of their Letter of Transmittal in the manner set forth therein. If you fail to confirm receipt of your Letter of Transmittal, there can be no assurance that your tender has been received by the Fund. The method of delivery of any documents is at the election and complete risk of the investor tendering Units. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender or withdrawal with respect to any particular Unit or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.            Withdrawal Rights. Any investor tendering Units pursuant to this Offer may withdraw its tender (a) at any time on or before the Tender Offer Termination Date and (b) at any time after the end of the day on the Tender Offer Termination Date, if Units have not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received. A form of notice of withdrawal is available by calling the Fund at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may again be tendered prior to the Tender Offer Termination Date by following the procedures described in Section 4. You are responsible for confirming the receipt of any notice of withdrawal. If you fail to confirm receipt of a notice of withdrawal, there can be no assurance that any withdrawal you may make will be honored by the Fund.

6.            Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and, thereby, to have agreed to purchase) Units that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Units. As stated in Section 2 above, the purchase price of a Unit tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date, less any Early Repurchase Fee. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Units (subject to their maintenance of a minimum account balance as described in Section 3 above). In either case, repurchases of Units by the Fund will be paid as promptly as practicable after the applicable Valuation Date. The Fund expects that full payment of the amounts tendered will be made approximately 35 days following the Valuation Date; however, delays in the receipt by the Fund of sufficient cash amounts may affect the payment period.

As described in the Fund's Confidential Memorandum, the Fund does not impose any charges in connection with repurchases of Units unless the Unit is held for less than one year. The Early Repurchase Fee will be charged by the Fund with respect to its repurchase of Units from an investor at any time prior to the day immediately preceding the one-year anniversary of the investor's purchase of the Units. For illustrative purposes, an investor that subscribes for Units on April 1 would not incur an early withdrawal fee for participating in a repurchase offer that has a valuation date of March 31 of the following year (or anytime thereafter). The Early Repurchase Fee will be retained by the Fund and will be for the benefit of the Fund's remaining investors. Units tendered for repurchase will be treated as having been repurchased on a "first in-first out" basis for this purpose; therefore, for purposes of determining the applicability of any Early Repurchase Fee, Units repurchased by the Fund will be deemed to have been taken from the earliest Units purchased by an investor. The Early Repurchase Fee may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor.

The Fund will deposit the amounts payable in separate accounts with SS&C. The cash payments described above (the "Cash Payments") will be made by wire transfer, either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account designated by the tendering investor.

The Fund will seek to obtain cash in the aggregate amount necessary to pay the purchase price for Units acquired pursuant to the Offer from several potential sources, including cash on hand, the sale of certain liquid securities, the proceeds of withdrawals from the Master Fund, possible borrowings and the proceeds of sales of new Units. There can be no assurances, however, that there will not be delays in the making of any of the Cash Payments provided for above. This may occur, among other reasons, during periods of financial market stress, if the Master Fund is limited or otherwise unable to dispose of interests in underlying investment funds, or because the Fund or the Master Fund has been precluded from borrowing under a credit facility either because of a default by the Fund or the Master Fund or a failure by the Fund or the Master Fund to satisfy a borrowing condition or because of a failure by the lender to honor a drawdown.

Although it is not presently contemplated, the Fund has retained the option to pay all or a portion of the repurchase price for Units by distributing securities, including direct or indirect interests in underlying investment funds as well as other securities that are illiquid or difficult to value, to investors on a pro rata basis in the extraordinary event that the Board determines that it is necessary to avoid or mitigate any adverse effect of the Offer on the remaining investors. Securities so distributed may be marketable securities but may also be illiquid securities, including non-transferable interests in liquidating trusts established by the Fund for the purpose of liquidating illiquid securities previously held in the Fund's portfolio.

7.            Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Units the net asset value of such Units generally will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The Fund reserves the right to adjust the date on which the net asset value of Units will be determined to correspond with any extension of the Offer. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund or the Master Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's or the Master Fund's investment objectives and policies; (b) the separate tender offer conducted contemporaneously by the Master Fund is canceled, amended or postponed; (c) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund or the Master Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund or the Master Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund or the Master Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund or the Master Fund, (vi) material decrease in the net asset value of the Fund or the Master Fund from the net asset value of the Fund or the Master Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund, the Master Fund or their investors if Units tendered pursuant to the Offer were purchased; (d) the independent Directors of the Fund or the Master Fund determine to liquidate the Fund or the Master Fund after due consideration of the amount of Units being tendered in the Offer, the amount of Units that would remain in the Fund or the Master Fund if the Offer were consummated, and other factors considered by the independent Directors, including the ability of the Adviser to continue to manage effectively the Fund's or the Master Fund's portfolio, and the projected aggregate expense ratio of the Fund or the Master Fund following consummation of the Offer; or (e) the independent Directors of the Fund or the Master Fund determine that it is not in the best interest of the Fund or the Master Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer. If conditions qualifying as war or armed hostilities as expressed in Section 7(c)(v) above occur (and, at present, the Fund does not believe these conditions exist), and the Directors waive the Fund's rights under this Section 7, they will determine whether such waiver constitutes a material change to the Offer. If they determine that it does, the Offer will remain open for at least five business days following the waiver and investors will be notified of this occurrence.

8.            Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 660 Fifth Avenue New York, New York 10103 and the telephone number is (212) 317-9200. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are: Ruth S. Goodstein, Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman, and Sharon J. Weinberg. Their address is c/o Macquarie Asset Management, 660 Fifth Avenue New York, New York 10103. Ms. Goodstein is an "interested person" (as defined in the 1940 Act) of the Fund because of her affiliation with the Adviser.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person. The Adviser currently is reviewing its investment approach with a view towards seeking to take better advantage of evolving market opportunities. The Adviser is considering making material changes to the Fund’s investment program, including by investing a greater percentage of the Fund’s assets in a broader range of investment funds advised by or affiliated with additional sponsors, by investing directly or through investment funds in areas where the Adviser has, or its affiliates have, significant investment expertise, and by changing the mix of investments to emphasize co-investments and secondary investments. If the Adviser decides to make these or other similar changes, investors will receive notice before they are implemented.

During the past 60 days, there were no transactions involving Units that were effected by the Fund, the Adviser, the Directors or any person controlling the Fund or controlling the Adviser of Class A Units and Class I Units, respectively.

9.            Certain U.S. Federal Income Tax Consequences. The following discussion is a general summary of the material U.S. federal income tax consequences of the purchase of Units by the Fund pursuant to the Offer. Each investor should consult its own tax advisors about the tax consequences to it of a purchase of its Units by the Fund pursuant to the Offer given such investor's individual circumstances.

As previously disclosed, since its inception, the Fund has sought to qualify each tax year as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and it had done so until its most recent tax year that ended on September 30, 2024. A principal benefit of qualifying as a RIC is that the Fund can deduct amounts paid as dividends to its shareholders from its taxable income. This has served to limit the amount of tax the Fund has paid on its income.

For the tax year that started on October 1, 2023 and ended on September 30, 2024, the Fund did not satisfy the gross income test in Section 851(b)(2) of the Code. The Fund determined that it would be in its best interest to be taxed as a “C” corporation under the Code rather than as a RIC. As a C corporation, the Fund is subject to a flat 21% federal income tax on all types of income. Applicable state taxes may also apply.

Before making this determination, for the quarter ended September 30, 2024, the Fund recorded a current tax liability of approximately $33 million, which was an estimate of the amount of tax the Fund would need to pay under Section 851(i) of the Code to maintain RIC status.

For the period ended November 30, 2024, the Fund reversed the approximately $33 million current tax liability and accrued a deferred tax liability of approximately $8.5 million. This deferred tax liability represents the hypothetical corporate income tax on the Fund’s unrealized gains if the Fund were to sell all of its assets at that date. Notwithstanding this accrual of a deferred tax liability, the Fund does not expect to pay a material current cash tax liability for corporate income tax for its tax year ended September 30, 2024.

The Fund will seek to be eligible to be taxed as a RIC by September 30, 2025, although there can be no assurance that it will successfully do so by then, if at all. Otherwise, it will continue to be taxed as a C corporation in future tax years unless it again becomes eligible to be taxed as a RIC. Investors who are in the Fund at that time will see the impact of this reversal on the Fund’s net asset value accordingly. Please see the section entitled “Certain U.S. Federal Income Tax Consequences” in the Confidential Memorandum for additional information, including with respect to the consequences of the Fund being taxed as a C corporation.

The repurchase of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or, under certain circumstances, as a "dividend." In general, the transaction should be treated as a sale or exchange of the Units, if the receipt of cash results in a meaningful reduction in the investor's proportionate interest in the Fund or results in a "complete redemption" of the investor's interest, in each case applying certain constructive ownership rules.

If the repurchase of an investor's Units qualifies for sale or exchange treatment, the investor will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the adjusted tax basis of the Units repurchased. Such gain or loss will be a capital gain or loss if the relevant Units sold have been held by the investor as capital assets and generally will be treated as a long-term capital gain or loss if the investor held the repurchased Units for more than one year, or as a short-term capital gain or loss if the investor held the repurchased Units for one year or less. Notwithstanding the foregoing, any capital loss realized by an investor will be disallowed to the extent the Units repurchased pursuant to the Offer are replaced (including through reinvestment of dividends) with substantially similar Units within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Units. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired. The deductibility of capital losses is subject to statutory limitations.

If the repurchase of an investor's Units does not qualify for sale or exchange treatment, the investor may be treated as having received, in whole or in part, a taxable dividend, a tax-free return of capital or taxable capital gain, depending on (i) whether the Fund has sufficient earnings and profits to support a dividend and (ii) the investor's tax basis in the relevant Units. If the tendering investor's tax basis in the Units tendered to the Fund exceeds the total of any dividend and return of capital distribution with respect to those Units, the excess amount of basis from the tendered Units will be reallocated pro rata among the bases of such investor's remaining Units. If an investor’s redemption is treated as a dividend, the other investors may also have a taxable dividend attributable to the increase in the percentage ownership by such investors due to the redemption.

Certain investors that are individuals, estates or trusts, and whose income exceeds certain thresholds, will be required to pay a 3.8% surtax on all or a portion of their "net investment income," which may include all or a portion of any gains recognized in connection with a sale of Units pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in "passive foreign investment companies" as of the Valuation Date, and certain elections have not been made, gain recognized by a tendering investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the tendering investor held its Units or the period during which the Fund held its interests in such entity. With respect to gain allocated to prior years: (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer; (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses; and (iii) the investor will also be subject to an interest charge for any deferred tax.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any such amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is timely provided to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable tax treaty, an investor who is a nonresident alien or a foreign entity may be subject to a 30% United States withholding tax on the gross proceeds received by such investor if the proceeds are treated as a dividend under the rules described above. As further discussed in the Fund's offering documents, if sale or exchange treatment applies to the repurchase, any gain that a foreign investor realizes upon the repurchase of Units will ordinarily be exempt from U.S. income and withholding tax unless (i) in the case of an investor that is a nonresident alien individual, the gain is U.S. source income and such investor is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) the gain from the repurchase of the Units is or is considered to be effectively connected with a U.S. trade or business of the foreign investor.

Further, if the proceeds received by an investor are treated as a dividend under the rules described above, such proceeds could be subject to withholding taxes under the Foreign Account Tax Compliance ("FATCA") provisions of the Hiring Incentives to Restore Employment ("HIRE") Act. Under FATCA, certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits and income (all such payments, "withholdable payments"), which are made to a "foreign financial institution" (which term may include certain foreign investors) or a non-financial foreign entity beneficial owner, may be subject to a 30% withholding tax if: (i) the foreign financial institution does not, among other things, comply, under an agreement with the Secretary of the U.S. Treasury or his/her delegate or the terms of an applicable intergovernmental agreement, with prescribed due diligence requirements necessary to determine which of its accounts (including equity interests in the foreign financial institution) are held by specified United States persons or United States owned foreign entities (such accounts, "United States accounts") and prescribed reporting requirements in respect of its United States accounts; or (ii) the non-financial foreign entity beneficial owner does not certify that it does not have any substantial U.S. owners, or provides the name, address and taxpayer identification number of each substantial U.S. owner and meets certain other specified requirements. If payment of this withholding tax is made, non-U.S. investors that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the IRS to obtain such benefit of this exemption or reduction. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. Certain jurisdictions have entered into agreements with the United States that may supplement or modify these rules.

Pursuant to provisions of the Code and Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a "reportable transaction." A transaction may be a "reportable transaction" based upon any of several prescribed indicia, including the recognition of losses in excess of certain thresholds (generally, $2 million or more for an individual investor or $10 million or more for a corporate investor). Significant penalties may apply upon a failure to comply with this disclosure obligation. The Fund will comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

Investors who sell their Units pursuant to the Offer may be subject to state, local and/or foreign taxes.

10.            Tax Basis Methodology. The Fund generally will be required to report to the IRS and furnish to investors the cost basis and holding period for each respective investor's Units repurchased by the Fund. The Fund has elected the average cost method as the default cost basis method for purposes of this requirement. If you wish to accept the average cost method as your default cost basis calculation method in respect of Units in your account, you do not need to take any additional action. If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Units, you must contact the Fund's Administrator, SS&C Technologies, Inc., at the address, or the Fund at the phone number, set forth on page 2 to obtain and complete a cost basis election form.

The cost basis method that an investor elects may not be changed with respect to a tender offer after the Valuation Date of the tender offer. Investors should consult their own tax advisors regarding their cost basis reporting options and to obtain more information about how the cost basis reporting rules apply to them.

11.            Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Each of the Fund and the Master Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Fund at the phone number set forth on page 2 or from the SEC's website, http://www.sec.gov.